October 25, 2007
Christian N. Windsor
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Dear Mr. Windsor:
U.S. Bancorp (the “Company”) is in receipt of your letter dated September 26, 2007 regarding the Company’s 2007 Definitive Proxy Statement filed on March 5, 2007 (our “Annual Proxy Statement”). Below is the Company’s response to each of your comments (which we have restated in bold):
Compensation Discussion and Analysis, page 19
1.	Please discuss how the committee applied your compensation philosophy and compensation program in determining the awards for the named executive officers during the fiscal year. Also, clarify how the targeted levels of compensation compared to your peer group and the other factors considered by the Committee impacted the compensation determinations for compensation earned during the year. Please discuss all factors that affect the size and amount of each type of compensation, including any formula for determining the size of the potential award or the amount of the actual award. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and notes that in future filings the Company will disclose any additional material factors considered by the Compensation Committee in making the annual cash incentive awards and long-term incentive awards, including the specific target bonus percentage for each named executive officer (as opposed to the range of targets disclosed on page 22 of the Annual Proxy Statement) and, as described in the response to question 3 below, detail on any material individual contributions of a named executive officer that were considered by the Committee and the impact that these achievements had on the compensation determinations for such individual. We believe that, consistent with the explanation in the preamble to the Securities and Exchange Commission’s Executive Compensation and Related Person Disclosure Release, “the Compensation Discussion and Analysis should focus on the material principles underlying the company’s executive compensation policies and decisions, and the most important factors relevant to analysis of those policies and decisions.”

Christian N. Windsor
October 25, 2007

The primary hurdle for determining whether bonuses will be paid and the general level of bonuses is based on an earnings per share (“EPS”) goal (consistent with the terms of our shareholder approved annual incentive compensation plan). The disclosure on page 22 of the Annual Proxy Statement provides details on the terms of and processes for determining annual cash incentives, including that target bonus is a percentage of base salary, the specific EPS target established for 2006 and the Company’s actual EPS. The disclosure beginning on page 23 of the Annual Proxy Statement discusses the details surrounding the determination of each named executive officer’s annual cash incentive compensation, including, to the extent material to the ultimate determination, the factors considered in addition to the EPS goal in determining actual bonus amounts, and how each executive’s 2006 compensation compared to our peer group. Beyond the threshold EPS goal, other corporate performance goals and individual contributions are generally considered in the Committee’s exercise of its negative discretion under the annual incentive compensation plan.

As discussed on page 23 of the Annual Proxy Statement, with respect to long-term incentive awards, peer group compensation surveys are used to establish initial target levels and individual awards are made generally within the peer group range, based on corporate performance and individual contributions, responsibilities and performance.

2.	Please disclose the quantitative the performance targets which the Committee uses to determine the size of awards under your incentive compensation programs. Also, discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders’ equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. For example, discuss the performance necessary to reach the target performance threshold necessary to allow cash bonuses to be paid, the target amount necessary to reach the target bonus amount and the performance which would be necessary to allow for the maximum business performance adjustment. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). If you did not include performance targets because you concluded that their disclosure would cause competitive harm to US Bancorp, please provide the staff with your confidentiality analysis. Also, for any excluded targets revise your disclosure to provide the discussion of the level of difficulty necessary to reach the targets contemplated by Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Christian N. Windsor
October 25, 2007

Response: The Company respectfully acknowledges the Staff’s comment and notes that in future filings we will disclose the performance goals considered in connection with the determination of long-term incentive awards. The Annual Proxy Statement discloses the baseline performance measure applicable to annual cash incentive award determinations, specifying the target and superior EPS goals applicable in 2006, as well as the Company’s actual 2006 EPS. Additionally, the current disclosure describes the other performance measures considered in determining actual awards, such as performance relative to peer group members, credit quality and individual performance. Please see our responses to questions 1 and 3.

3.	Your disclosure suggests that individual performance was a significant factor considered by the Committee in awarding cash incentive compensation and determining annual equity grants. Please disclose and analyze how individual performance contributed to compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how the committee weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) and Item 402(b)(1)(v) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comments and in future filings the Company will include additional disclosure discussing, where material to an understanding of the compensation of our named executive officers, the elements of individual performance and specific contributions the Committee considered in making the annual cash incentive awards and long-term incentive awards. The Committee begins by examining the overall corporate performance factors described in the Annual Proxy Statement, recognizing the performance of executive personnel is closely tied to the performance of the Company and the business units over which they have responsibility. The Committee then considers the individual contributions of the named executive officers to the Company and such business units or functions in its ultimate evaluation and retains discretion to adjust awards accordingly. Generally, the Committee considers the individual performance and contributions in connection with its exercise of negative discretion when determining annual cash incentive compensation and equity grants.

The Company notes that to the extent qualitative achievements are specifically attributable to an individual named executive officer and can be distinguished from the corporate quantitative achievements or results, the disclosure in the Annual Proxy Statement identifies that this was a factor considered by the Committee. For example, the disclosure in the Annual Proxy Statement relating to Mr. Moffett’s compensation on page 24 identifies “the contributions of the treasury and tax departments within his financial group that contributed to our overall superior performance through investment management and a lower effective tax rate in 2006.” Similarly, specific achievements of Mr. Cecere with respect to his business line were noted in the Annual Proxy Statement. These contributions were specifically attributable to these executives, and our future filings will continue to identify material and identifiable qualitative individual contributions, as applicable.

Christian N. Windsor
October 25, 2007

4.	In your discussion of the “choice program” on page 20, explain how this program fits into your overall compensation methodology. In particular, please discuss why US Bancorp awards equity compensation in the form of restricted stock or options and why the company chooses to allow the executives to choose the mix of options and restricted stock. Please refer to Item 402(b)(1)(vi) and Item 402(b)(2)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and in future filings we will omit any discussion of the “choice program” because it is not a program provided to our named executive officers.

5.	Please disclose the material terms of your equity awards to the named executive officers. In particular, please disclose the vesting and expiration dates. Please also discuss, in some detail, the terms of the reload options and the criteria for acceleration of equity awards.

Response: The Company respectfully acknowledges the Staff’s comment and in future filings we will describe in the Compensation Discussion and Analysis the reasons that we provide particular vesting schedules and expiration dates of equity awards and the reasons that we provided reload options and acceleration of certain awards. In this regard, we note that it is our belief that four year pro-rata vesting provides a meaningful retention device and minimizes the potential for financial rewards based on short-term performance results. However, we believe that, consistent with the explanation in the preamble to the Commission’s Executive Compensation and Related Person Disclosure Release, “the Compensation Discussion and Analysis should focus on the material principles underlying the company’s executive compensation policies and decisions, and the most important factors relevant to analysis of those policies and decisions, without . . . repeating the more detailed information set forth in the tables and related narrative disclosures that follow.” In this regard, we note that, as required by Instruction 2 to Item 402(f)(2), we describe the terms of the awards in footnotes (2) through (7) to the “Outstanding Equity Awards At Fiscal Year-End” table on page 31 of our Annual Proxy Statement.

Christian N. Windsor
October 25, 2007

Potential Payments Upon Termination or Change in Control, page 39
6.	In Compensation Discussion and Analysis, explain how the Committee determined that payment and benefit levels under the employment and severance agreements and change of control agreements were appropriate. Please refer to Item 402(b)(1)(v) and Item 402(j)(3) of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and in future filings we will explain how the Committee determined that payment and benefit levels under the employment, severance and change of control agreements were appropriate. In this regard, we note that the Company provides a level of severance benefits that it believes are necessary to provide a competitive compensation package to our executives. Maintaining these arrangements helps us accomplish our compensation objectives by enabling us to attract and retain senior executives by providing them with a degree of certainty regarding the future employment relationship and ensuring the executives continued dedication during the period of uncertainty surrounding a change of control. The fact that we maintain change of control and severance arrangements does not materially affect other decisions that we make regarding compensation, as the agreements are not themselves elements of compensation, but merely memorialize elements of compensation and other terms of employment.
Certain Relationships and Related Transactions, page 46
7.	Revise your discussion regarding loans that Officers and Directors have with US Bancorp’s banking subsidiaries were on the same terms, including interest rates as those prevailing for other persons not related to the lender. Please refer to Instruction 4(c)(ii) to Item 402(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings the Company will revise its discussion regarding loans to officers and directors to make it clear that these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons “not related to the lender.”
* * *

Christian N. Windsor
October 25, 2007

The Company appreciates the Staff’s efforts to assist us in complying with applicable disclosure requirements and to enhance the overall disclosure in our proxy statement. We hope that the above responses are appropriately responsive to your comments. The Company hereby acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Lee R. Mitau

Lee R. Mitau Executive Vice President and General Counsel